UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

We made an announcement dated December 3, 2020 with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in relation to the end of the stabilization period and the relevant stabilizing actions the Stabilizing Manager has undertaken in connection with our global offering and listing of common shares on the Hong Kong Stock Exchange. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” and similar statements. Statements that are not historical facts, including statements about the allotment and issuance of common shares and additional net proceeds, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no guarantee that the allotment and issuance of common shares will be completed as planned, or that the expected benefits from the additional net proceeds will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference), prospectus and prospectus supplements that have been filed with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang

Name: Title:	Stephen Zhihui Yang Chief Financial Officer

Date: December 4, 2020

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1 – Announcement — Stabilizing Actions and End of Stabilization Period